April 24, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Todd Schiffman Christian Windsor Mark Webb Ben Phippen John P. Nolan Donald Walker

Re:	JPMorgan Chase & Co. Form 10-K (File No. 01-5805) filed February 29, 2008

Gentlemen:

On behalf of JPMorgan Chase & Co. (“JPMorgan Chase”), we hereby submit the response of JPMorgan Chase to comment 14 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 21, 2008 with respect to the above-referenced filing. This response supersedes and replaces our prior response to the Staff’s comment 14 contained in our letter dated April 23, 2008.

Securities and Exchange Commission

April 24, 2008

This letter is being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to the Staff a hard copy of this letter.

For the convenience of the Staff, the Staff’s comment 14 is reproduced below and is followed by the corresponding response of JPMorgan Chase.

14.	Please provide us with additional background on your intent to not protect any ELN holders from potential losses on any of the conduits’ holdings. Specifically, please address the following:

•	tell us the parties involved in making the determination that you would not protect any ELN holders from potential losses;
•	tell us whether this determination was premised on certain assumptions, for example, that the remaining assets in the conduits would not experience significant details or declines in fair value;
•

tell us whether you have received any requests from the ELN holders, commercial paper holders, or other parties requesting that you transfer certain assets out of the conduits any bear any losses associated with the transfer. If so, please tell us how you responded; and

•

provide us with additional information about the renegotiation of the ELN notes, including the consideration paid for the increase in the level of commitments and funded amounts to be provided by the ELN holders.

Response:

JPMorgan Chase is providing portions of this response in a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

As noted on page 146 of the JPMorgan Chase 2007 10-K, JPMorgan Chase is an active participant in the asset-backed securities business, helping meet customers’ financing needs by providing access to the commercial paper markets through four VIEs known as multi-seller conduits. JPMorgan Chase’s primary roles related to the JPMorgan Chase multi-seller conduits are as administrative agent (administrator), as liquidity provider and as program-wide credit enhancement provider.

In its role as administrator, JPMorgan Chase structures and monitors asset-backed conduit transactions for the vehicles it administers. JPMorgan Chase acts as an agent not only on behalf of the asset originators, but also on behalf of the commercial paper investors and third party liquidity banks. The administrator’s function is to minimize the risk of loss that may arise from originator or asset credit deterioration as well as to minimize operational errors. Rating agencies and large money market investors generally perform annual on-site due diligence of the administrator.

Securities and Exchange Commission

April 24, 2008

As a means of ensuring timely repayment of the commercial paper, each asset pool financed by the conduits has a minimum 100% deal-specific liquidity facility associated with it. The liquidity facilities are typically in the form of asset purchase agreements (“APA’s”) and are generally structured so that the liquidity is provided by the liquidity provider purchasing, or lending against, a pool of non-defaulted, performing assets. Deal-specific liquidity facilities are the primary source of liquidity support for the conduits and are predominately provided by JPMorgan Chase. [Redacted Material 1 – See FOIA Confidential Treatment Request dated April 24, 2008]

The administrator can require the liquidity provider to purchase assets from the multi-seller conduits under asset purchase agreements at any time. (The administrator is not obligated to purchase assets from the conduit in its administrative agent role.) These asset purchase agreements may cause the liquidity provider to purchase an asset from the conduit at an amount above the asset’s fair value—in effect, providing a guarantee of the initial value of the reference asset as of the date of the agreement. In most instances, third-party credit enhancements (i.e., excess collateral provided by the asset originator) of the conduit mitigate the liquidity provider’s potential losses on these agreements.

JPMorgan Chase also provides the multi-seller conduit vehicles with program-wide liquidity facilities, in the form of uncommitted short-term revolving facilities that can be accessed by the conduits to handle funding increments too small to be funded by commercial paper, and in the form of uncommitted liquidity facilities that can be accessed by the conduits only in the event of short-term disruptions in the commercial paper market. In the event that such liquidity facilities are drawn, JPMorgan Chase will advance cash to the conduit and will be repaid from the cash flows from the underlying assets held by the conduit or from subsequent market issuances of commercial paper (e.g., when the market disruption has passed). While program-wide liquidity facilities are drawn in the normal course to fund increments too small to be funded by the commercial paper market, to date there have been no draws of JPMorgan Chase’s program-wide liquidity facilities as a result of market disruptions.

For each of JPMorgan Chase’s administered multi-seller conduits, an expected loss note (“ELN”) has been issued by each conduit to an independent third party. As noted on page 149 of the JPMorgan Chase 2007 10-K, JPMorgan Chase’s expected loss modeling treats all variable interest other than the ELNs as its own to determine consolidation. The ELN holder is exposed to the risk of loss (up to the amount of the note) whether the loss is ultimately realized by a liquidity providing bank (after a liquidity draw) a credit enhancement providing bank or in the conduit itself.

[Redacted Material 2 – See FOIA Confidential Treatment Request dated April 24, 2008]

Securities and Exchange Commission

April 24, 2008

Separately, on October 29, 2007, certain structured CDO assets backed by subprime mortgages (structured CDO assets) were transferred to JPMorgan Chase from two JPMorgan Chase-administered multi-seller conduits. It became clear in October that commercial paper investors and rating agencies were becoming increasingly concerned about structured CDO assets backed by subprime mortgage exposures.

[Redacted Material 3 – See FOIA Confidential Treatment Request dated April 24, 2008]

JPMorgan Chase continues to believe that its administered multi-seller ABCP conduits are primarily designed to provide an efficient means for clients to access the commercial paper market. The conduits effectively disperse risk amongst all parties to the vehicles and the preponderance of economic risk in conduit transactions is not held by JPMorgan Chase. [Redacted Material 4 – See FOIA Confidential Treatment Request dated April 24, 2008]

JPMorgan Chase would note to the Staff that in the 2007 10-K, it did enhance its external disclosures regarding its activities related to the multi-seller conduits to include the following:

•	Enhanced description of types of assets in the conduits, including a tabular presentation of funded and unfunded amounts, weighted average lives of assets and rating profiles.
•	Enhanced description of liabilities of conduits including weighted average maturity of commercial paper.
•	Description of recent unusual events including transfer of structured CDO assets
•	Sensitivity analysis of conduit consolidation including potential impacts to balance sheet, income statement and capital ratios.

For the staff’s information, as noted on page 149 of the JPMorgan Chase 2007 10-K, in the normal course of business, JPMorgan Chase trades and invests in commercial paper, including commercial paper issued by the JPMorgan Chase administered conduits. These activities are undertaken by the commercial paper trading desk as part of its ongoing secondary market making activities and by the Corporate Treasury function as part of its excess cash investing activities. These activities are not related to JPMorgan Chase’s role as administrator of the multi-seller conduits and JPMorgan Chase is not obligated under any agreement (contractual or noncontractual) to purchase the commercial paper issued by the JPMorgan Chase administered conduits. JPMorgan Chase has established an internal cap for purchasing commercial paper issued by JPMorgan Chase administered conduits; [Redacted Material 5 – See FOIA Confidential Treatment Request dated April 24, 2008].

Securities and Exchange Commission

April 24, 2008

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Please contact the undersigned (telephone no. 212-403-1381) of Wachtell, Lipton, Rosen & Katz, counsel to JPMorgan Chase, should you require further information or have any questions.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo